January 21, 2020

Steven Lisi
Chairman and Chief Executive Officer
Beyond Air, Inc.
825 East Gate Blvd., Suite 320
Garden City, New York 11530

       Re: Beyond Air, Inc.
           Registration Statement on Form S-1
           Filed January 14, 2020
           File No. 333-235915

Dear Mr. Lisi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Avital Perlman, Esq.